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                                  Contact:  John Kaiser
                                            Chief Executive Officer
                                            Biocircuits Corporation
                                            408/752-8706

                                            Donald Hawthorne
                                            Chief Financial Officer
                                            Biocircuits Corporation
                                            408/752-8705



FOR IMMEDIATE RELEASE



              BIOCIRCUITS CORPORATION RECEIVES $5.8 MILLION IN
                      COMPLETION OF PRIVATE PLACEMENT

    SUNNYVALE, CA, OCTOBER 23, 1996 -- Biocircuits Corporation (Nasdaq:
BIOC) today announced that it has received gross proceeds of $5.8 million upon the completion of its private placement, which had been contingent upon the effectiveness of the resale registration statement filed with the Securities and Exchange Commission (the "Resale Registration Statement").

    The financing consisted of common stock and warrants. If the warrants are exercised, the Company would receive up to an additional $3.3 million. Pacific Growth Equities acted as placement agent on the financing.

    "We are grateful to our investors for their support," stated John Kaiser, President and Chief Executive Officer of Biocircuits. "We will use these funds to move forward with the further building of our IOS-TM- business."

    In March 1996, Biocircuits began selling its IOS immunodiagnostic system and initial tests in the United States. The IOS system incorporates a low-cost, compact instrument and patented, disposable test cartridges and is the first cost-effective, easy-to-use immunodiagnostic system available for use in the physicians' office and other point-of-care sites. The initial tests for IOS were a combined T4 and T Uptake assay to assess thyroid function. In April 1996, the Company filed a 510(k) pre-market notification with the United States Food and Drug Administration ("FDA") for a Thyroid Stimulating Hormone ("TSH") assay. In September 1996, the Company announced FDA clearance to market a qualitative serum pregnancy assay, a test designed to allow physicians to perform this common pregnancy test in their office during the patient visit where they can provide more immediate pre-natal care to patients. The Company is in the process of developing an improved second generation

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Biocircuits, Inc.               October 23, 1996                   Page Two


cartridge for the new assays as well as existing assays. The Company currently expects the improved cartridge to be available in the fourth quarter, after which it plans to launch TSH assay (once FDA clearance has been received) and the serum pregnancy assay. Also in September 1996, the Company filed a 510(k) pre-market notification with the FDA for a quantitative hCG assay, a test to track the progress of early pregnancies.

    Biocircuits is currently developing three additional assays: a PSA test for management of prostate cancer patients, a Digoxin test for monitoring the therapeutic usage of this drug in the treatment of heart disease and a Free T4 test for diagnosing true clinical thyroid status. The Company plans to continue to develop additional immunodiagnostic assays commonly requested by office-based physicians.

    Biocircuits is targeting the approximately 41,000 small- to medium-sized physician office practices and free-standing alternate site laboratories which are licensed under CLIA for high or moderate complexity testing. Most of these sites do not currently have an immunodiagnostic testing capability. The IOS system is approved for moderately complex testing.

    Biocircuits Corporation, based in Sunnyvale, California, is focused on the development and commercialization of innovative and cost-effective immunodiagnostic products.

    Actual results may differ materially from the above forward-looking statements due to a number of important factors, and will be dependent upon the timely development of the second generation cartridge, the timely development and regulatory approval of additional products, including the TSH assay, as well as the Company's ability, directly or through third parties, to successfully manufacture and market its existing and proposed products. These factors are more fully discussed in the Company's most recent Forms 10-K and 10-Q and the Resale Registration Statement.

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